UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒      Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022.

OR

☐      Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                                  to

Commission File Number 1-38669

A.             Full title of the plan and the address of the plan, if different from that of the issuer named below:

LiveRamp Holdings, Inc. Retirement Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LiveRamp Holdings, Inc.

225 Bush Street, Seventeenth Floor

San Francisco, CA 94104

Explanatory Note

This Form 11-K/A is being filed as an amendment to the Annual Report on Form 11-K filed on June 28, 2023 for the fiscal year ended December 31, 2022 (“Original Form 11-K”) solely to replace the Report of Independent Registered Public Accounting Firm included in the Original Form 11-K. Except for the foregoing, this Form 11-K/A does not modify or update any disclosure contained in the Original Form 11-K, including the financial statements for the LiveRamp Holdings, Inc. Retirement Savings Plan, but for ease of reference the Form 11-K/A is being restated in its entirety.

LIVERAMP HOLDINGS, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2022 and 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

LIVERAMP HOLDINGS, INC.
RETIREMENT SAVINGS PLAN

Note:	All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Exhibits	Exhibit 23.1	Consent of Forvis, LLP

Report of Independent Registered Public Accounting Firm

Plan Administration and Plan Participants

LiveRamp Holdings, Inc. Retirement Savings Plan

San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of LiveRamp Holdings Inc. Retirement Savings Plan (the Plan) as of December 31, 2022, and 2021, the related statements of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of December 31, 2022, and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Administration and Plan Participants

LiveRamp Holdings, Inc. Retirement Savings Plan

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP

We have served as the Plan’s auditor since 2018

Little Rock, Arkansas

June 28, 2023

LIVERAMP HOLDINGS, INC.

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	2022	2021
Assets:
Investments, at fair value:
LiveRamp Holdings, Inc. common stock	$18,145,755	$39,260,404
Participant brokerage accounts	3,196,774	3,964,757
Mutual funds	167,481,151	225,021,150
Common collective trust funds	232,734,217	281,158,473
Total investments at fair value	421,557,897	549,404,784
Notes receivable from participants	1,122,671	1,079,269
Noninterest-bearing cash	—	15,627
Net assets available for benefits	$422,680,568	$550,499,680

See accompanying notes to financial statements.

LIVERAMP HOLDINGS, INC.

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2022

Investment income (loss):
Dividends	$6,801,237
Net depreciation in fair value of investments	(129,943,558)
Net investment loss	(123,142,321)
Interest income on notes receivable from participants	50,904
Contributions:
Participants	16,141,977
Employer	10,960,397
Rollovers	4,864,094
31,966,468
Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	36,232,879
Plan expenses	461,284
Total deductions	36,694,163
Net decrease in net assets available for benefits	(127,819,112)
Net assets available for benefits, beginning of year	550,499,680
Net assets available for benefits, end of year	$422,680,568

See accompanying notes to financial statements.

(1)	Plan Description

The following description of the LiveRamp Holdings, Inc. Retirement Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of LiveRamp Holdings, Inc. and its domestic subsidiaries (“LiveRamp” or “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Administrative Committee, as appointed by the Chairman of the Internal Compensation Committee, is the administrator for the Plan.

(b)	Participation

Employees of the Company may participate in the Plan upon commencement of employment, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement, certain nonresident employees, and leased employees.

(c)	Contributions

The Plan includes a 401(k) provision whereby each participant may defer up to 50% of annual compensation, not to exceed limits determined under Section 415(c) of the Internal Revenue Code (“IRC”).

The Plan allows discretionary matching contributions up to 100% of deferrals not in excess of 6% of participants’ compensation.

Participant contributions to the Plan are invested as directed by participants into various investment options. The Company’s matching contributions are made with cash.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, rollovers, if any, the Company’s matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses and expenses. Allocations of income/losses and expenses are made according to formulas specified in the Plan based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding balance in the previous 12 months or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the date of the loan plus 1.0%. The interest rates on outstanding participant loans at December 31, 2022 range from 4.25% to 8.50%, with maturity dates ranging from January 2023 to September 2032.

(f)	Vesting

Participants are immediately vested in their voluntary contributions, rollovers, if any, and the earnings thereon. Prior to September 30, 2016, participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. Effective September 30, 2016, participants that complete an hour of service on or after September 30, 2016, are partially vested in 33% increments beginning after one year of service until participants become fully vested after three years of service. Effective January 1, 2019, Participants completing an hour of service on or after January 1, 2019 shall be 100% vested in their account. If applicable, nonvested portions of Company contributions are forfeited when a terminated employee takes a distribution and are used to reduce future Company matching contributions or to pay plan expenses

At December 31, 2021, forfeited nonvested accounts totaled $50,259. During 2022, $42,702 of participants’ accounts were forfeited, and the forfeiture account balance was increased by $119 on the fair market value of the investments held in the account. During 2022, forfeited nonvested accounts reduced Employer contributions by $92,682. At December 31, 2022, forfeited nonvested accounts totaled $398 that will be used to reduce future employer contributions.

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of 12 mutual funds, 17 common collective trust funds, or the LiveRamp common stock fund. In addition, participants have the option to open a self-directed brokerage account with T. Rowe Price Company (“T. Rowe Price”) in order to invest in numerous other stocks, bonds, and mutual funds.

(h)	Benefits Paid to Participants and Beneficiaries

Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant’s Employer contribution account shall not exceed the participant’s vested balance therein.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned. Net appreciation/depreciation in fair value of investments represents realized gains (losses) on investments sold and unrealized appreciation (depreciation) on investments held at year-end.

(c)	Notes Receivable from Participants

Notes receivable from participants are stated at amortized cost, which represents the unpaid principal balance plus accrued interest.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

(3)	Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value, and requires disclosure about assets and liabilities measured at fair value. Specifically, ASC 820:

●	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

●	Establishes a three-level hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3); and

●	Expands disclosures about instruments measured at fair value.

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. These are inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables present a summary of the Plan’s investments measured at fair value as of December 31, 2022 and 2021:

	Investments at fair value as of December 31, 2022
				Total
				carrying
	Quoted	Significant		value in
	prices	other		statement
	in active	observable	Unobservable	of net assets
	market	inputs	inputs	available
	(Level 1)	(Level 2)	(Level 3)	for benefits
LiveRamp Holdings, Inc. common stock (i)	$18,145,755	—	—	18,145,755
Common collective trusts (ii)	—	232,734,217	—	232,734,217
Mutual funds (iii)	167,481,151	—	—	167,481,151
Participant-directed
brokerage accounts	3,196,774	—	—	3,196,774
Total investment
assets at fair value	$188,823,680	232,734,217	—	421,557,897

	Investments at fair value as of December 31, 2021
				Total
				carrying
	Quoted	Significant		value in
	prices	other		statement
	in active	observable	Unobservable	of net assets
	market	inputs	inputs	available
	(Level 1)	(Level 2)	(Level 3)	for benefits
LiveRamp Holdings, Inc. common stock (i)	$39,260,404	—	—	39,260,404
Common collective trusts (ii)	—	281,158,473	—	281,158,473
Mutual funds (iii)	225,021,150	—	—	225,021,150
Participant-directed
brokerage accounts	3,964,757	—	—	3,964,757
Total investment
assets at fair value	$268,246,311	281,158,473	—	549,404,784

(i)	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

(ii)	Common collective trusts (“CCT”): Valued daily at the net asset value (“NAV”) of the underlying CCT. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

(iii)	Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

(4)	Plan Administration

The Plan is administered by the Administrative Committee. T. Rowe Price is the recordkeeper and trustee of the Plan.

(5)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company in a letter dated May 30, 2014, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Related Party Transactions

Certain investments represent mutual funds and common and collective trusts managed by T. Rowe Price, the trustee. Other related party transactions involve the purchases, sales and holdings of common stock of the Company and notes receivable from participants. During 2022 total fees paid to related parties were $360,957.

The Company provides certain administrative services at no cost to the Plan.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100% vested in their employer contributions. Upon full termination of the Plan, the value of such accounts shall be distributed as provided in the Plan.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

Market conditions may result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

LIVERAMP HOLDINGS, INC.

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issuer, borrower,				Fair
lessor, or similar party		Description	Shares	value
*	LiveRamp Holdings, Inc.	Common stock	774,136	$18,145,755
	Participant Directed Brokerage Accounts	Tradelink Investments	3,196,774	3,196,774
		Mutual funds:
		PIMCO Total Return Instl.	861,880	7,291,503
		MetWest Total Return Bond Fund Class I	572,023	5,171,084
*	T. Rowe Price	Government Money	29,611	29,610
		Harbor International Fund	34,313	1,350,559
*	T. Rowe Price	Balanced Fund	716,221	15,914,431
		JP Morgan Large Cap Growth Fund, R6	688,896	32,322,990
*	T. Rowe Price	Growth Stock Fund	546,821	33,689,638
		Diamond Hill Large Cap Y	504,750	14,668,038
		JP Morgan Mid Cap Value Instl.	204,774	7,023,731
*	T. Rowe Price	QM US SCG EQ INV	145,577	5,048,621
		American Funds Europacific Growth – R6	191,082	9,368,755
		Schwab S&P 500 Index Select	605,892	35,602,191
		Total mutual funds		167,481,151
		Common collective trust funds:
*	T. Rowe Price	New Horizons Trust D	175,121	9,645,661
*	T. Rowe Price	U.S. Mid-Cap Growth EQ Trust D	972,859	33,855,501
*	T. Rowe Price	U.S. Small-Cap Value EQ Trust D	548,861	14,813,755
*	T. Rowe Price	Retirement 2005 Trust F	6,502	112,349
*	T. Rowe Price	Retirement 2010 Trust F	30,334	554,499
*	T. Rowe Price	Retirement 2015 Trust F	22,598	448,124
*	T. Rowe Price	Retirement 2020 Trust F	463,990	9,924,738
*	T. Rowe Price	Retirement 2025 Trust F	499,921	11,508,193
*	T. Rowe Price	Retirement 2030 Trust F	773,144	18,934,288
*	T. Rowe Price	Retirement 2035 Trust F	603,734	15,528,051
*	T. Rowe Price	Retirement 2040 Trust F	649,442	17,327,108
*	T. Rowe Price	Retirement 2045 Trust F	606,935	16,447,945
*	T. Rowe Price	Retirement 2050 Trust F	714,591	19,358,278
*	T. Rowe Price	Retirement 2055 Trust F	714,302	19,321,852
*	T. Rowe Price	Retirement 2060 Trust F	648,506	11,225,641
*	T. Rowe Price	Retirement 2065 Trust F	88,689	960,507
*	T. Rowe Price	Stable Value Fund Class N	32,767,727	32,767,727
		Total common collective trust funds		232,734,217
*	Notes receivable from Participants, interest rates range from 4.25% – 8.50%and maturities of January 2023 to September 2032.			1,122,671

		Total investments		$422,680,568
Historical cost information is not presented on this schedule, as all investments are participant directed.
*	Indicates a party in interest to the Plan.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, LiveRamp Holdings, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LiveRamp Holdings, Inc.
As Sponsor and Administrator of the
LiveRamp Holdings, Inc. Retirement Savings Plan

August 18, 2023	By :	/s/ Jerry C. Jones
Jerry C. Jones
EVP, Chief Ethics and Legal Officer and Secretary